SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                            -------------
                             FORM 11-K/A

                            ANNUAL REPORT
                   PURSUANT TO SECTION 15 (d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES AND EXCHANGE ACT OF 1934.

       For the fiscal year ended December 31, 1998
                    OR
[   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES AND EXCHANGE ACT OF 1934.

       For the transition period from ______ to _______
            Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware
Corporation Retirement Savings Plan, 14901 South Orange
Blossom Trail, Orlando, Florida  32837.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Tupperware
Corporation, 14901 South Orange Blossom Trail, Orlando, Florida
32837


                   Tupperware Corporation
                   Retirement Savings Plan
                    Financial Statements
                  December 31, 1998 and 1997




       Report of Independent Certified Public Accountants


To the Participants and Administrator of the Tupperware Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Tupperware Corporation Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in Note 8 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules 1 through 3 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP
Orlando, Florida
June 23, 1999

       TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS
              AS OF DECEMBER 31, 1998 AND 1997


                                                   1998               1997
                                               -------------     ------------
ASSETS
  Investments at fair value -

   Tupperware Corporation common stock
     (Cost $14,999,220 in 1998 and
     $13,905,732 in 1997)                      $10,339,946       $16,086,551
   Large capitalization stock
     (Cost $12,717,013 in 1998 and
     $12,459,075 in 1997)                       21,544,211        19,046,502
   Small capitalization stock
     (Cost $8,985,758 in 1998 and
     $8,086,683 in 1997)                        10,128,460        10,534,209
   International stock
     (Cost $5,146,777 in 1998 and
     $5,580,629 in 1997                          5,077,692         5,213,788
   Fixed income
     (Cost $476,639 in 1998 and
     $906,697 in 1997)                             476,639           906,697
   Short-term investments                        3,202,165         4,205,920
   Participant loans                             2,486,548         1,337,291

 Investments at contract value -
   Group annuity contracts
     (Cost $30,474,085 in 1998 and
     $29,559,814 in 1997)                       30,474,085        29,559,814
                                                ----------        ----------
            Total investments                   83,729,746        86,890,772
                                                ----------        ----------
 Receivables -
  Due from brokers for securities sold              39,792                 0
  Accrued income                                   339,260           334,299
  Company contributions                             64,025            11,462
  Employees' contributions                          71,191             9,895
                                               -----------       -----------
            Total receivables                      514,268           355,656
                                               -----------       -----------
TOTAL ASSETS                                    84,244,014        87,246,428
                                               -----------       -----------
LIABILITIES

     Accrued expenses                              104,848           107,483
     Due to brokers for securities purchased       187,581           187,499
                                               -----------       -----------
TOTAL LIABILITIES                                  292,429           294,982
                                               -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $83,951,585       $86,951,446
                                               ===========       ===========


The accompanying notes are an integral part of these financial statements.


          TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         PLAN BENEFITS
          FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                                             1998           1997
                                          -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT BEGINNING OF YEAR                     $86,951,446    $98,742,696
                                          -----------    -----------
ADDITIONS TO NET ASSETS

   Net Company contributions                2,088,345      2,149,371
   Employees' contributions                 2,191,159      2,137,743
   Employees' rollovers                         3,374        126,250
   Net realized gain on sale
    of investments                          3,004,061      3,976,904
   Change in unrealized depreciation
    in fair value of investments           (5,705,094)   (14,169,594)
   Interest and dividend income             4,556,479      5,040,563
                                          -----------    -----------
            TOTAL ADDITIONS                 6,138,324       (738,763)
                                          -----------    -----------

DEDUCTIONS FROM NET ASSETS

   Distributions to participants
    for benefit payments                    8,716,094     10,609,052
   Administrative expenses                    422,091        443,435
                                          -----------    -----------
            TOTAL DEDUCTIONS                9,138,185     11,052,487
                                          -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                          $83,951,585    $86,951,446
                                          ===========    ===========


The accompanying notes are an integral part of these financial statements.

           TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                 NOTES TO THE FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF THE PLAN

General

The Tupperware Corporation Retirement Savings Plan (the Plan) is a defined contribution plan covering eligible employees of Tupperware U.S., Inc., Dart Industries Inc., Tupperware Products,
S.A., Tupperware Services, Inc., Tupperware Home Parties
Corporation and Tupperware Corporation (the Company).

The investment assets of the Plan are held in the Tupperware
Corporation Defined Contribution Trust (the Trust) by Bankers
Trust Company (the Trustee).

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Directors Committee of the Board of Directors of the Company.

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours during a year, may participate in the Plan on the first day following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan on the first day following the 12-month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the Code). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company contributions to the Plan are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation and an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the SSWB) of $68,400 for 1998, and $65,400 for 1997, and 6% of eligible compensation above the SSWB.

Investment Elections

Participants elect to invest their contributions and the basic Company contribution in 1% increments in five core investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, international equities and Company stock. Effective
January 1, 1997, all Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively.

Participants may direct their contributions and the basic Company contribution to four predetermined "investment mixes" which allocate a portion of each investment dollar to the four funds other than the Company Stock Fund, and reflect the assumption of varying risk and expected return characteristics. Alternatively, participants may create their own "investment mix" and direct these contributions to the four funds and/or mixes accepting participant contributions in any desired proportion.

Listed below is a description of the investment funds:

    Company Stock Fund: This fund consists of shares of the Company's common stock and an amount of cash sufficient to meet liquidity requirements.

    Large Capitalization Stock Fund: This fund consists primarily of a Standard & Poor's 500 Stock Index Fund invested in stocks of companies with large capitalization traded on the New York Stock Exchange or in an investment vehicle that makes similar investments. This fund is managed by the Trustee.

    Small Capitalization Stock Fund: This fund consists primarily of stocks or securities issued by entities with small capitalization traded mainly in markets within the United
    States. This fund alternative is currently invested in funds managed by two investment fund managers.

    International Stock Fund: This fund consists primarily of stocks or securities issued by entities outside the United States. This fund alternative is currently invested in funds managed by two investment fund managers.

    Fixed Income Fund: This fund consists primarily of a bank interest contract with the Trustee, book value wrapper contracts with Miller, Anderson & Sherrerd and Standish, Ayer & Wood and a guaranteed investment contract with Security Life of Denver Insurance Company of America. In 1998 and 1997, contract interest rates varied from 3.87% to 8.09%.


The predetermined investment mixes' targeted investment allocation established by MCEB is as follows:


                                 Mix A   Mix B    Mix C     Mix D

Large Capitalization Stock Fund    8%     21%      31%       48%
Small Capitalization Stock Fund    7      12       20        20
International Stock Fund           5       7        9        12
Fixed Income Fund                 80      60       40        20
                                 ---     ---      ---       ---
      Total                      100%    100%     100%      100%
                                 ===     ===      ===       ===

Participants may reallocate their investments among the available funds at any time. Participants may elect to change investment direction in the Company Stock Fund with respect to future contributions, as well as to transfer all or a portion of current account balances in increments of 1%.

None of the investment funds guarantee a return to the participant. The Fixed Income Fund's rate of return is the weighted average of the rates of return guaranteed by the various investment contracts plus the return on other fixed income securities held in the fund. With respect to traditional guaranteed investment contracts, such guarantees are backed by the underlying assets of the insurance companies and with respect to the other contracts, the underlying investments are held in the name of the Trust.
Income received on investments made by the investment funds are reinvested in the same funds.

The Deferred Annuity Option is available to eligible participants who were in the Premark Plan prior to January 1, 1991 and invested in the Deferred Annuity Fund before that date. Income earned on annuity contracts is reinvested in the contracts. No funds were invested in this option at December 31, 1998 or December 31, 1997.

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

                         Years of                Vested
                         Service               Percentage
                         --------              ----------
                      Less than 1                   0%
                      1 but less than 2            20
                      2 but less than 3            40
                      3 but less than 4            60
                      4 but less than 5            80
                      5 or more                   100

Participants who are age 65 or over, die, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash.

Participant Loans

Participants may borrow from their Plan account balances for
terms of one to five years.   A participant may have up to two
loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and bear interest at a rate of prime plus one percentage
point at the time the loan is made.   Outstanding participant
loans are considered investments of the Trust. Interest paid is credited to the borrowing participant's account. Repayments of principal and interest are allocated to investments using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service (I.R.S.). The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. Forfeitures applied to reduce Company contributions during the years ended December 31, 1998 and 1997 were $87,449 and $107,139, respectively.


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company.

Asset Valuation

The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Investments traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Investments for which quotations are not readily available are stated at estimated fair values as determined by the Trustee. Participant loans are stated at contract value which approximates fair value. Guaranteed investment contracts, bank investment contracts and similar investments are value at contract value.

Security Transactions and Investment Income

Purchases and sales of investments by the Trust are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with the AICPA Audit and Accounting Guide - "Audits of Employee Benefit Plans." Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end, and have requested a distribution which was approved but not yet paid at period end.

The amounts to be paid to participants who have withdrawn prior to or on December 31, 1998 and December 31, 1997 were:

                            1998         1997
                         ----------   ----------
  Company Stock Fund       $  1,682     $  4,048
     Mix A Fund               3,000        3,075
     Mix B Fund              10,500       12,033
     Mix C Fund              40,000       20,000
     Mix D Fund                 194          539
  Large Capitalization
   Stock Fund                    21      177,261
  Small Capitalization
   Stock Fund                    17       30,480
  International Stock Fund       13       29,597
  Fixed Income Fund          88,093      413,907
                           --------     --------
        Total              $143,520     $690,940
                           ========     ========


NOTE 3 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continues into the future; however, MCEB reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.


NOTE 4 - TAX STATUS

The Plan has obtained a favorable determination letter dated, June 1, 1998, on the tax status of the Plan from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


NOTE 5 - INVESTMENTS

Assets and investment earnings of the Trust are held in investment accounts which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Net investment income/(loss) included in the Plan's statement of changes in net assets available for plan benefits represents the Plan's net realized gain/(loss) on sale of investments, change in unrealized appreciation/(depreciation) in the fair value of investments, interest income, dividend income, and administrative expenses for the year. The net investment income/(loss) is allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's total assets available for Plan benefits at December 31, 1998 and 1997 were as follows:

                                       Current Value  Current Value
Description                                 1998           1997
-------------------------------        -------------  -------------
Tupperware Corporation Common Stock     $10,339,946    $16,086,551
Bankers Trust Company,
  Institutional Equity 500 Fund          21,544,211     19,046,502
Miller, Anderson & Sherrerd
  Group Annuity, 8.085%                  15,285,363     14,815,627
Standish, Ayer & Wood
  Group Annuity, 7.606%                  15,188,722     14,744,187
Dimensional Fund Advisors, Inc.
  US Small Cap Portfolio II Fund          4,814,214      5,131,707
Pilgrim Baxter & Assoc.,
  PBGH Growth Fund                        5,314,245      5,402,502
Other                                    11,243,045     11,663,696
                                        -----------    -----------
   Total Assets Held for Investment     $83,729,746    $86,890,772
                                        ===========    ===========

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investments managed by Bankers Trust. Bankers Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the years ended December 31, 1998 and 1997.



NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits included in the financial statements to net assets available for plan benefits included in the Form 5500:

                                       1998             1997
                                    -----------      -----------
Net assets available for plan
 benefits per the financial
 statements                         $83,951,585      $86,951,446
Less: participant distributions
 payable                                143,520          690,940
                                    -----------      -----------
Net assets available for plan
 benefits per Form 5500             $83,808,065      $86,260,506
                                    ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                        1998          1997
                                    -----------     -----------
Benefits paid to participants
 per the financial statements        $8,616,094     $10,609,052
(Decrease) increase in:
   distributions allocated to
   withdrawing participants            (547,420)        556,089
                                     ----------     -----------
Distributions to participants
   per Form 5500                     $8,068,674     $11,165,141
                                     ==========     ===========

Benefits payable to withdrawing participants are recorded on Form 5500 for benefit claims that have been approved for payment prior to December 31 but have not yet been paid as of that date.

                            NOTE 8
          TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
           WITH FUND INFORMATION AS OF DECEMBER 31, 1998


                                                                                        Large
                       Company                                                       Capitalization
                       Stock        Mix A        Mix B        Mix C        Mix D        Stock
                       Fund         Fund         Fund         Fund         Fund         Fund
                       -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Investments -
Tupperware Corporation
 Common Stock
 (Cost $14,999,220)    $10,339,946  $         0  $         0  $         0  $         0  $         0

Marketable securities
 (Cost $27,326,187)                   1,109,778    3,304,939    5,895,512   10,690,024   10,036,697

Group annuity contracts
 (Cost $30,474,085)                   3,555,813    4,098,243    3,280,277    2,247,415

Short-term investments     410,150      298,944      344,547      275,779      188,944           35

Participant loans
                       -----------  -----------  -----------  -----------  -----------  -----------
Total investments       10,750,096    4,964,535    7,747,729    9,451,568   13,126,383   10,036,732
                       -----------  -----------  -----------  -----------  -----------  -----------

Receivables -
Securities sold                                                                              27,561
Dividend and
 interest income           139,985
Company contributions       43,404          950        2,556        2,995        5,395        3,428
Employees' contributions     3,460        2,078        5,872        8,763       18,163       13,332
Loan payments receivable       730        1,640        3,186        3,946        5,054        1,595
                       -----------  -----------  -----------  -----------  -----------  -----------
Total receivables          187,579        4,668       11,614       15,704       28,612       45,916
                       -----------  -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS            10,937,675    4,969,203    7,759,343    9,467,272   13,154,995   10,082,648
                       -----------  -----------  -----------  -----------  -----------  -----------

LIABILITIES

Transfers from
clearing account          (127,777)                                                           2,346
Securities purchased
Accrued expenses             4,202       2,926        3,938        4,708        6,534         4,598
                      ------------  ----------  -----------  -----------  -----------   -----------

TOTAL LIABILITIES        (123,575)       2,926        3,938        4,708        6,534         6,944
                      -----------   ----------   ----------   ----------  -----------   -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS    $11,061,250   $4,966,277   $7,755,405   $9,462,564  $13,148,461   $10,075,704
                      ===========   ==========   ==========   ==========  ===========   ===========

1998 Statement of Net Assets continued on following page.


1998 Statement of Net Assets continued from preceding page.


                         NOTE 8 - continued
             TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              WITH FUND INFORMATION AS OF DECEMBER 31, 1998
                           Small
                       Capitalization  International  Fixed
                           Stock           Stock      Income      Loan        Clearing
                           Fund            Fund       Fund        Fund        Account     Total
                       --------------  -------------  ---------  ----------  ---------  ---------
ASSETS
Investments -
Tupperware
 Corporation
 Common Stock
 (Cost $14,999,220)    $          0    $          0   $        0 $         0 $        0  $10,339,946

Marketable securities
 (Cost $27,326,187)       4,048,905       1,875,060      266,087                          37,227,002


Group annuity contracts
 (Cost $30,474,085)                                   17,292,337                          30,474,085

Short-term investments                            9    1,453,798                229,959    3,202,165

Participant loans                                                  2,486,548               2,486,548
                       ------------    ------------  -----------  ----------   ---------  ----------
 Total investments        4,048,905       1,875,069   19,012,222   2,486,548     229,959  83,729,746
                       ------------    ------------  -----------  ----------   ---------  ----------
Receivables -

Securities sold               8,518           3,713                                           39,792
Dividend and
 interest income                                         197,706                  1,569      339,260
Company contributions         1,845             787        2,665                              64,025
Employees' contributions      7,896           4,169        7,458                              71,191
Loan payments receivable        698             373        2,755     (19,977)                     0
                       ------------    ------------  -----------  ----------   --------  ----------
Total receivables            18,957           9,042      210,584     (19,977)     1,569     514,268
                       ------------    ------------  -----------  ----------   --------  ----------
TOTAL ASSETS              4,067,862       1,884,111   19,222,806   2,466,571    231,528  84,244,014
                       ------------    ------------  -----------  ----------   --------  ----------

LIABILITIES
Transfers from
  clearing account           (5,737)         (3,318)     134,486                                  0
Securities purchased                                     187,581                            187,581
Accrued expenses              1,804             880       10,010                 65,248     104,848
                       ------------    ------------  -----------  ----------   --------  ----------
TOTAL LIABILITIES            (3,933)         (2,438)     332,077           0     65,248     292,429
                       ------------    ------------  -----------  ----------   --------  ----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS        $4,071,795      $1,886,549  $18,890,729  $2,466,571   $166,280 $83,951,585
                       ============    ============  ===========  ==========   ======== ===========



                             NOTE 8 - continued
                TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 WITH FUND INFORMATION AS OF DECEMBER 31, 1997

                                                                                         Large
                        Company                                                      Capitalization
                        Stock        Mix A      Mix B        Mix C        Mix D          Stock
                        Fund         Fund       Fund         Fund         Fund           Fund
                        -----------  ---------  ----------   ----------   ---------- --------------
ASSETS

Investments -

Tupperware Corporation
  Common Stock
  (Cost $13,905,732)   $16,086,551  $        0 $         0   $         0  $         0  $        0

Marketable securities
  (Cost $27,033,084)                 1,235,882   3,344,158     6,461,435    9,775,882   7,853,446

Group annuity contracts
  (Cost $29,559,814)                 3,844,892   4,153,656     3,641,265    2,092,873

Short-term investments     912,949     410,649     443,626       388,901      223,527

Participant loans      -----------  ----------  ----------   -----------  -----------  ----------

Total investments       16,999,500   5,491,423   7,941,440    10,491,601   12,092,282   7,853,446
                       -----------  ----------  ----------   -----------  -----------  ----------

Receivables -

Dividend and
 interest income           130,992
Company contributions        6,812         487         731           848          736         202
Employees' contributions       379         891       1,591         2,398        2,443         552
Employee loan payments
 receivable                             (3,000)                  (14,300)      (1,400)       (892)
                       -----------  ----------  ----------   -----------  -----------  ----------
Total receivables          138,183      (1,622)      2,322       (11,054)       1,779        (138)
                       -----------  ----------  ----------   -----------  -----------  ----------
TOTAL ASSETS            17,137,683   5,489,801   7,943,762    10,480,547   12,094,061   7,853,308
                       -----------  ----------  ----------   -----------  -----------  ----------

LIABILITIES

Transfers from
 clearing account           18,525                                            (18,044)      2,475
Securities purchased
Accrued expenses             7,436       2,948       3,322         4,620        5,478       3,388
                       -----------  ----------  ----------   -----------  -----------  ----------
TOTAL LIABILITIES           25,961       2,948       3,322         4,620      (12,566)      5,863
                       -----------  ----------  ----------   -----------  -----------  ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS     $17,111,722  $5,486,853  $7,940,440   $10,475,927  $12,106,627  $7,847,445
                       ===========  ==========  ==========   ===========  ===========  ==========

1997 Statement of Net Assets continued on following page.




1997 Statement of Net Assets continued from preceding page.

                          NOTE  8 - continued
            TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             WITH FUND INFORMATION AS OF DECEMBER 31, 1997

                         Small
                     Capitalization International  Fixed
                         Stock          Stock     Income        Loan        Clearing
                         Fund           Fund      Fund          Fund        Account        Total
                     -----------   -------------  -----------  -----------  ----------- -----------
ASSETS

Investments -

Tupperware Corporation
  Common Stock
  (Cost $13,905,732)  $         0  $         0    $         0  $         0  $         0 $16,086,551

Marketable securities
  (Cost $27,033,084)    4,525,098    2,026,810        478,485                            35,701,196

Group annuity contracts
  (Cost $29,559,814)                               15,827,128                            29,559,814

Short-term investments                       9      1,690,396                   135,863   4,205,920

Participant loans                                                1,337,291                1,337,291
                      -----------  -----------    -----------   ----------   ----------  ----------
Total investments       4,525,098    2,026,819     17,996,009    1,337,291      135,863  86,890,772
                      -----------  -----------    -----------   ----------   ----------  ----------

Receivables -

Dividend and interest
 income                                               202,532                       775     334,299
Company contributions          95           59            979                       513      11,462
Employees' contributions      228          133          1,280                                 9,895
Employee loan payments
 receivable                  (608)                                 20,200                         0
                      -----------  -----------   ------------  ----------  -----------  -----------
Total receivables            (285)         192        204,791      20,200        1,288      355,656
                      -----------  -----------   ------------  ----------  -----------  -----------
TOTAL ASSETS            4,524,813    2,027,011     18,200,800   1,357,491      137,151   87,246,428
                      -----------  -----------   ------------  ----------  -----------  -----------

LIABILITIES

Transfers from
 clearing account          42,428        2,230        (47,614)                                    0
Securities purchased                                  187,499                               187,499
Accrued expenses            2,266          968          7,721                   69,336      107,483
                      -----------  -----------   ------------  ----------  -----------  -----------
TOTAL LIABILITIES          44,694        3,198        147,606           0       69,336      294,982
                      -----------  -----------   ------------  ----------  -----------  -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS    $ 4,480,119  $ 2,023,813   $18,053,194  $ 1,357,491  $    67,815  $86,951,446
                      ===========  ===========   ===========  ===========  ===========  ===========

                             NOTE  8 - continued
                TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                   STATEMENT OF CHANGES IN ASSETS AVAILABLE
                   FOR PLAN BENEFITS WITH FUND INFORMATION
             FOR THE PERIOD JANUARY 1, 1998 TO DECEMBER 31, 1998

                                                                                                    Large
                             Company                                                           Capitalization
                              Stock         Mix A         Mix B          Mix C        Mix D         Stock
                              Fund          Fund          Fund           Fund         Fund          Fund
                           ------------  -----------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 BEGINNING OF YEAR         $17,111,722   $ 5,486,853  $ 7,940,440   $10,475,927   $12,106,627   $ 7,847,445

ADDITIONS TO NET ASSETS

Employees' contribution         95,803        96,910      198,225       337,877       518,800       366,707
Employees' rollovers                                        2,656                                       359
Net Company contributions    1,345,955        43,697       98,757       113,537       162,123       109,966
Participant loan
 repayments                     26,003        64,179      113,884       163,759       184,448        57,405
Investment earnings            842,874       468,334      748,179       966,112     1,366,865     1,224,793
Change in unrealized
 appreciation/
 (depreciation) in fair
 value of investments       (6,840,093)        4,631       76,156       150,030       423,852       990,383
Interfund transfers                          164,832                                   32,253       357,564
                           -----------   -----------  -----------   -----------   -----------  ------------
TOTAL ADDITIONS             (4,529,458)      842,583    1,237,857     1,731,315     2,688,341     3,107,177
                           -----------   -----------  -----------   -----------   -----------  ------------
DEDUCTIONS FROM NET ASSETS

Distributions to participants
 for benefit payments        1,285,395     1,147,786      463,980     1,129,063     1,037,371       606,892
Administrative expenses        120,383        43,784       62,248        82,840       107,035        70,675
Participant loans               73,669       171,589      321,326       303,760       502,101       201,351
Interfund transfers             41,567                    575,338     1,229,015
                           -----------   -----------  -----------   -----------   -----------  ------------
TOTAL DEDUCTIONS             1,521,014     1,363,159    1,422,892     2,744,678     1,646,507       878,918

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT END OF
 YEAR                      $11,061,250   $ 4,966,277  $ 7,755,405   $ 9,462,564   $13,148,461   $10,075,704
                           ===========   ===========  ===========   ===========   ===========   ===========

1998 Statement of Changes in Net Assets continued on following page.

1998 Statement of Changes in Net Assets continued from preceding page.


                              Small
                         Capitalization International    Fixed
                              Stock         Stock        Income        Loan        Clearing
                              Fund          Fund          Fund         Fund        Account         Total
                           -----------   -----------  -----------   -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 BEGINNING OF YEAR         $ 4,480,119   $ 2,023,813  $18,053,194   $ 1,357,491   $    67,815   $86,951,446

ADDITIONS TO NET ASSETS

Employees' contributions       210,697       114,739      251,401                                 2,191,159
Employees' rollovers               359                                                                3,374
Net Company contributions       49,332        27,467      137,511                                 2,088,345
Participant loan repayments     25,345        12,087       81,878      (728,988)                          0
Investment earnings            375,626        81,831    1,377,523        91,177        17,226     7,560,540
Change in unrealized
 appreciation/
 (depreciation) in fair
 value of investments         (540,416)      112,996      (82,633)                               (5,705,094)
Interfund transfers                                     1,510,387                  (2,065,036)            0
                           -----------   -----------  -----------   -----------    ----------    ----------
TOTAL ADDITIONS                120,943       349,120    3,276,067      (637,811)   (2,047,810)    6,138,324
                           -----------   -----------  -----------   -----------    ----------    ----------
DEDUCTIONS FROM NET ASSETS

Distributions to participants
 for benefit payments          376,709       284,909    2,107,324        94,850       181,815     8,716,094
Administrative expenses         35,278        15,604      150,016                    (265,772)      422,091
Participant loans               57,466        29,287      181,192    (1,841,741)                          0
Interfund transfers             59,814       156,584                               (2,062,318)            0
                           -----------   -----------  -----------   -----------    ----------
TOTAL DEDUCTIONS               529,267       486,334    2,438,532    (1,746,891)   (2,146,275)    9,138,185
                           -----------   -----------  -----------   -----------    ----------   -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT END
 OF YEAR                   $ 4,071,795   $ 1,886,549  $18,890,729   $ 2,466,571    $  166,280   $83,951,585
                           ===========   ===========  ===========   ===========    ==========   ===========


                             NOTE 8 - continued
                TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                   STATEMENT OF CHANGES IN ASSETS AVAILABLE
                   FOR PLAN BENEFITS WITH FUND INFORMATION
              FOR THE PERIOD JANUARY 1, 1997 TO DECEMBER 31, 1997

                                                                                             Large
                           Company                                                      Capitalization
                           Stock         Mix A        Mix B        Mix C        Mix D        Stock
                           Fund          Fund         Fund         Fund         Fund         Fund
                         -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR        $31,329,222  $ 6,053,173  $ 7,456,211  $ 9,649,349  $10,960,079  $ 6,273,345

ADDITIONS TO NET ASSETS

Employees' conbributions      66,434      111,943      197,219      351,922      503,010      323,332
Employees' rollovers                                    48,227                    73,238        1,934
Net Company contributions  1,367,589       46,906       96,452      113,118      144,691       96,282
Participant
 loan repayments              17,768       80,474      111,801      132,868      154,068       58,638
Investment earnings        1,034,302      581,799      875,765    1,276,426    1,676,632    1,266,106
Change in unrealized
 appreciation/
 depreciation in fair
 value of investments    (15,315,178)        (361)      91,500      204,239      414,606      740,136
Inaterfund transfers         503,829      501,531      243,715
                         -----------   ----------  -----------  -----------  -----------  -----------
TOTAL ADDITIONS          (12,325,256)   1,322,292    1,664,679    2,079,573    2,966,245    2,486,428
                         -----------   ----------  -----------  -----------  -----------  -----------
DEDUCTIONS FROM
 NET ASSETS

Distribution to
 participants for
 benefit payments         1,757,246     1,767,597    1,029,247      910,635      981,698      710,951
Administrative expenses     121,513        35,737       42,681       55,543       63,473       36,660
Participant loans            13,485        85,278      108,522      188,846      259,434       38,221
Interfund transfers                                                  97,971      515,092      126,496
                        -----------   -----------  -----------  -----------  -----------  -----------
TOTAL DEDUCTIONS          1,892,244     1,888,612    1,180,450    1,252,995    1,819,697      912,328
                        -----------   -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR         $17,111,722   $ 5,486,853  $ 7,940,440  $10,475,927  $12,106,627  $ 7,847,445
                        ===========   ===========  ===========  ===========  ===========  ===========

1997 Statement of Changes in Net Assets continued on following page.


1997 Statement of Changes in Net Assets continued from preceding page.
                           Small
                      Capitalization  International  Fixed
                           Stock          Stock      Income        Loan       Clearning
                           Fund           Fund       Fund          Fund        Account        Total
                        -----------   -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR       $ 4,892,295   $ 1,828,439  $18,992,813  $ 1,264,648  $    43,122  $98,742,696

ADDITIONS TO NET ASSETS

Employees' contributions    212,345       106,290      254,352                     9,896    2,137,743
Employees' rollovers          1,961           890                                             126,250
Net Company contributions    70,056        33,043      170,951                    10,283    2,149,371
Participant loan
 repayments                  27,428        13,654       70,202     (673,062)       6,161            0
Investment earnings         570,766       182,135    1,443,261      105,228        5,047    9,017,467
Change in unrealized
 appreciation/
 depreciation in fair
 value of investments       (53,016)     (183,330)     (68,190)                           (14,169,594)
Interfund transfers                       178,168      150,768                (1,578,011)           0
                        -----------   -----------   ----------  -----------  -----------  -----------
TOTAL ADDITIONS             829,540       330,850    2,021,344     (567,834)  (1,546,624)    (738,763)
                        -----------   -----------   ----------  -----------  -----------  -----------

DEDUCTIONS FROM NET ASSETS

Distribution to
 participants for benefit
 payments                   352,090       115,245    2,821,944                   162,399   10,609,052
Administration expenses      24,156         9,899       87,391                   (33,618)     443,435
Participant loans            27,017        10,332       51,628     (660,677)    (122,086)           0
Interfund transfers         838,453                                           (1,578,012)           0
                        -----------    ----------  -----------  -----------   ----------  -----------
TOTAL DEDUCTIONS          1,241,716       135,476    2,960,963     (660,677)  (1,571,317)  11,052,487
                        -----------    ----------  -----------  -----------   ----------  -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR         $ 4,480,119    $2,023,813  $18,053,194  $ 1,357,491   $   67,815  $86,951,446
                        ===========    ==========  ===========  ===========   ==========  ===========


                                                                           Schedule I

            TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                  LINE 27a - SCHEDULE OF INVESTMENTS
                          DECEMBER 31, 1998

                                Par Value or                Current or
                                  Number of                 Estimated
Description                        Shares         Cost        Value
-------------------------       ------------  -----------   -----------
INTEREST INCOME CONTRACTS

Miller, Anderson & Sherrerd
Group Annuity 8.085%            $15,285,363   $15,285,363   $15,285,363

Standish, Ayer & Wood
Group Annuity 7.606%             15,188,722    15,188,722    15,188,722

Security Life of Denver Contract
 #FV0108B, 3.87%, 7/20/99           476,639       476,639       476,639
                                              -----------   -----------
  TOTAL INTEREST INCOME CONTRACTS              30,950,724    30,950,724
                                              -----------   -----------

COLLECTIVE/COMMON TRUST

Bankers Trust Company Pyramid
 Directed Cash                    3,202,165     3,202,165     3,202,165

REGISTERED INVESTMENT COMPANIES

Bankers Trust Company
 Institutional Equity 500           137,443    12,717,013    21,544,211

Dimensional Fund Advisors, Inc.
 US Small Cap Portfolio II          268,501     4,839,777     4,814,214

Pilgrim Baxter & Assoc.,
 PBHG Growth Fund                   208,075     4,145,981     5,314,246

Morgan Stanley Asset Mgmt., Inc.
 Institutional Fund International
 Equity, Class A                    136,481     2,442,712     2,490,779

Putnam International Growth Fund,
 Class H                            134,525     2,704,065     2,586,913
                                              -----------   -----------
 TOTAL REGISTERED INVESTMENT COMPANIES         26,849,548    36,750,363
                                              -----------   -----------
Tupperware Corporation,
 Common Stock, $0.01 par            629,027    14,999,220    10,339,946

Retirement Savings Plan Participant
 Loan Fund Interest Rate Range:
 7%-10%; Terms from 1 Year
 to 5 Years                     $2,486,548      2,486,548     2,486,548
                                              -----------   -----------
 TOTAL INVESTMENTS                            $78,488,203   $83,729,746
                                              ===========   ===========


                                                                     Schedule II


               TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
          LINE 27a - SCHEDULE OF SECURITIES ACQUIRED AND DISPOSED OF
                   DURING THE YEAR ENDED DECEMBER 31, 1998
                                      Number of
                                      Shares or      Purchase       Sales
    Description                       Par Value        Cost        Proceeds
--------------------------------      ---------      --------      --------
Security Life of Denver Contract     $   34,893    $   34,893
 #FV0108B, 3.87%, 7/20/99               464,951                  $  464,951


Miller, Anderson & Sherrerd Annuity   1,731,371     1,731,371
 8.085%                               1,261,636                   1,261,636

Standish, Ayers & Woods               1,706,171     1,706,171
 7.606%                               1,261,636                   1,261,636

Participant Loans                     1,849,096     1,849,096
Various rates and durations             699,838                     699,838



                                                                        Schedule III

                TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   DURING THE YEAR ENDED DECEMBER 31, 1998

 Cumulative Transactions by Issue
 Exceeding 5% of Net Assets

                                    Purchases                               Sales
                             ------------------------  -----------------------------------------------
                              Number of                  Number of                           Gain/(Loss)
                             Transactions    Amount    Transactions     Cost       Amount    on Sale
                               -----      ------------    -----     -----------  ----------  -----------

Bankers Trust Company
  Bankers Trust Pyramid
  Directed Cash Account         272        $23,243,024    317       $24,246,814  $24,246,814  $         0


Bankers Trust Company
 Bankers Trust
 Institutional
 Equity 500 Fund                100          3,878,118    117         3,620,180    5,775,445    2,155,265


                             SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 1999

                       TUPPERWARE CORPORATION
                       RETIREMENT SAVINGS PLAN



                       By: THOMAS M. ROEHLK,
                           Chairman of the Management Committee
                            for Employee Benefits


                            EXHIBIT INDEX

Exhibit No.

   23 Consent of Independent Certified Public Accountants to the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.